Armstrong Flooring, Inc.

2500 Columbia Avenue

Lancaster, Pennsylvania 17603

December 21, 2015

VIA EDGAR AND EMAIL TRANSMISSION

Jay Ingram

Legal Branch Chief

Division of Corporation Finance, Office of Manufacturing and Construction

Mail Stop 4631

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Armstrong Flooring, Inc.

Registration Statement on Form 10

Filed October 8, 2015

File No. 1-37589

Dear Mr. Ingram:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 4, 2015, regarding the Registration Statement on Form 10 (the “Form 10”) filed by Armstrong Flooring, Inc. (the “Company”) on October 8, 2015, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ARMSTRONG FLOORING, INC.

By:	/s/ Christopher S. Parisi
Name: Christopher S. Parisi
Title: Vice President and Secretary

cc:	Mark A. Hershey, Esq. (Armstrong World Industries, Inc.)

Eric L. Cochran, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

Steven J. Daniels, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

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